Exhibit 99.1

Safe-T Granted Patent in Hong-Kong for its Reverse Access Technology

HERZLIYA, Israel, December 17, 2019 - Safe-T® Group Ltd. (NASDAQ, TASE: SFET), a provider of secure access solutions for on-premise and hybrid cloud environments, today announced that its wholly-owned subsidiary, Safe-T Data A.R Ltd., was granted a patent in Hong-Kong covering its reverse access technology. The Hong-Kong patent number HK1207766 is titled “Reverse Access Method for Securing Front-End Applications and Others” and is based on Safe-T’s Chinese patent, which was granted in January 2019.

The patent secures key elements of Safe-T’s technology, including the core of the company’s product, Software Defined Perimeter (SDP). “Reverse Access” is an innovative and unique outbound communication technology. It provides a “reverse movement” of communication, allowing private network services behind organizations’ Firewall/NAT to be securely accessed by users and devices in the public network, internet or cloud, using outbound communication only and keeps organizations’ Firewall/NAT ports closed for all inbound access, thus enabling secure, simple and cost-effective access to networks and services through application segmentation. Safe-T’s reverse access technology supports any TCP based protocol natively, including HTTP/S, SFTP, SSH, RDP and more.

Safe-T’s reverse access technology has been granted patent in several jurisdictions to-date, as follows:

	Jurisdiction	Patent Number
•	United States	US 9935958 and US 10110606
•	European Patent Office Austria, Switzerland, Germany, Spain, France, United Kingdom, Italy	2815554
•	China	ZL2013800207104
•	Israel	218185
•	Hong-Kong	HK1207766

About Safe-T® Group Ltd.

Safe-T Group Ltd. (NADSAQ, TASE: SFET) is a provider of Zero Trust Access solutions which mitigate attacks on enterprises' business-critical services and sensitive data, while ensuring uninterrupted business continuity. Safe-T’s cloud and on-premises solutions ensure that an organization's access use cases, whether into the organization or from the organization out to the internet, are secured according to the "validate first, access later" philosophy of Zero Trust. This means that no one is trusted by default from inside or outside the network, and verification is required from everyone trying to gain access to resources on the network or in the cloud.

Safe-T’s wide range of access solutions reduce organizations' attack surface and improve their ability to defend against modern cyberthreats. As an additional layer of security, our integrated business-grade global proxy solution cloud service enables smooth and efficient traffic flow, interruption-free service, unlimited concurrent connections, instant scaling and simple integration with our services. With Safe-T’s patented reverse-access technology and proprietary routing technology, organizations of all size and type can secure their data, services and networks against internal and external threats.

At Safe-T, we empower enterprises to safely migrate to the cloud and enable digital transformation.

Safe-T’s SDP solution on AWS Marketplace is available here: https://aws.amazon.com/marketplace/pp/prodview-emepbcx75syvo?qid=1567107500648&sr=0-1&ref_=srh_res_product_title

For more information about Safe-T, visit www.safe-t.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Safe-T is using forward-looking statements in this press release when it discusses the benefits of its reverse access technology and the utility of any granted patents. Because such statements deal with future events and are based on Safe-T’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Safe-T could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Safe-T’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 26, 2019, and in any subsequent filings with the SEC. Except as otherwise required by law, Safe-T undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.

COMPANY CONTACT:

Karin Tamir

Karin.Tamir@safe-t.com

+972-9-8666110